E-NET CORPORATION
                   (FORMERLY SUARRO COMMUNICATIONS, INC.)
                            6 Venture, Suite 207
                           Irvine, California 92618
                        COMMISSION FILE NUMBER 0-24512

                             DISCLOSURE STATEMENT

                                 PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                            RULE 14f-1 THEREUNDER


                                 Introduction

     This Statement is being mailed on or about March 18, 1999 to holders of record on February 15, 1999, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of E-Net Corporation (formerly Suarro Communications, Inc.), a Nevada corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about March 31, 1999.

                Background of Transaction and Change in Control

     Pursuant to the terms of two separate agreements (the "Agreements") between the Company and E-Net Mortgage Corp., a Nevada corporation ("Mortgage") and the Company and City Pacific International, Inc., a Nevada corporation, ("City") the Company has agreed to acquire all of Mortgage's and City's issued and outstanding shares of common stock (collectively, the "Private Stock") in exchange for an aggregate of 2,000,000 "restricted" shares of the Company's Common Stock to the shareholders of Mortgage and 500,000 "restricted" shares of the Company's Common Stock to the shareholders of City (the "Transactions"). As of the date of this Disclosure Statement, there are 1,000,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of agreement between the Company and Mortgage and the Company and City, the Company will undertake a forward split of its issued and outstanding common stock whereby two (2) shares of common stock will be issued in exchange for each share then outstanding, in order to establish the number of common shares issued and outstanding at closing to be 2,000,000 shares. Accordingly, if all of the issued and outstanding shares of Mortgage's and City's Private Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 55% of the Company's 4,500,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transactions, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Mortgage's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transactions will result in a change of control. If the Transactions are not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about March 31, 1999, with the closing to occur shortly thereafter.

                      Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the

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Commission.  This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

               Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 1,000,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                          No. of        Percentage
                     Name              Shares Owned     Ownership
               ----------------        ------------     ----------

               Adam Stull(1)               1,000            .10%

               Libby Stull(1)              1,000            .10%

               George Unwin(1)               900            .09%

               Dovecote Ltd.             202,800          20.30%

               Joseph J. Thuney          300,000          30.00%

               Jim Thuney                395,800          39.50%

               All Officers and            2,900            .29%
               Directors as a
               Group (3 persons)
_______________________

(1)  Officer and/or director.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------    ------------------     ----------------   -----------
H-Group, LLC                 None                       2,000,000         44.0%
12851 Haster St., #10B
Garden Grove, CA 92840

Michael P. Roth              President/Director            -0-             -0-%
12851 Haster St., #10B
Garden Grove, CA 92840

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
                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------    ------------------     ----------------   -----------
Karen Conway                 Secretary/Director            -0-             -0-%
2102 Business Center Dr.
Irvine, CA 92612

Theodore A. Bohrer           Vice President/Director       -0-             -0-%
1069 Kildare Ave.
Sunnyvale, CA 94087

E.G. Marchi                  None                         500,000         11.1%
3707 Truett
Shreveport, LA  71107

Dovecote Ltd.                None                         405,600          9.0%
Watergardens 5, Suite 14
Gibralter

Joseph Thuney                None                         600,000         13.3%
11550 NE 76th Street
A-3 #66
Vancouver, WA 98662

Jim Thuney                   None                         791,600         17.4%
11017 NE Sherwood Dr.
Vancouver, WA 98686

All Proposed Directors                                     -0-             -0-%
and Officers as a
Group (3 persons)


                                Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

             Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     The Directors and Officers of the Company as of the date of this report are as follows:

             Name                 Age            Position
             ------------         ---            -------------------

             Adam Stull            37            President, Director

             Libby Stull           42            Secretary, Director

             George Unwin          52            Director

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Resumes:

     Adam Stull, President and a director. Mr. Stull has held his positions with the Company since he was elected on December 15, 1997. From October
1997 through the present, Mr. Stull has been a partner of Goldberg Burke &
Stull, LLP, Attorneys, Irvine, California, engaged in the practice of law, emphasizing criminal law and general business matters. Prior to that, Mr.
Stull was a partner in the firm of Stull & Stull, Bakersfield, California from January 1994 to September 1997. From 1993 to 1994, Mr. Stull was an assistant at Pacific Coast Chemicals, Berkeley, California. Mr. Stull received a Juris Doctor degree from California Western School of Law, San
Diego in 1988 and a Bachelor of Arts degree from the University of California, Santa Barbara in 1984.

     Libby Stull, Secretary and Director. Ms. Stull has held her position with the Company since she was elected on December 15, 1997. Since 1997, Ms.
Stull has been employed by Goldberg Burke & Stull, LLP, Attorneys, Irvine,
California, engaged in the practice of law, emphasizing civil litigation and general business matters. Prior to that, Ms. Stull was a partner in the firm of Stull & Stull, Bakersfield, California from 1994 to 1997. Ms. Stull was engaged in a general law practice as a sole practitioner from 1990 to 1993.
Ms. Stull received a Juris Doctor degree from Hastings College of Law, San
Francisco, California in 1981 and a Bachelor of Arts, Political Science degree from UCLA in 1978.

     George Unwin, Director. Mr. Unwin has held his position with the Company since he was elected on December 15, 1997. Since 1993, Mr. Unwin has been a self-employed, free-lance writer of advertising and marketing materials in Southern California. He creates advertising and marketing materials for a host of private clients and has written advertising copy for numerous local newspaper and magazine publishers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

           Name                   Age             Position

      Michael P. Roth              37             President/Director

      Karen Conway                 39             Secretary/Treasurer/Director

      Theodore A. Bohrer           55             Vice President/Director

Resumes:

     Michael P. Roth has been President and Director of E-Net Mortgage Corp.
since March 1, 1998. Michael P. Roth has had over 13 years experience in real estate lending and consumer finance, with emphasis on strong leadership, networking, underwriting, customer service and sales in FNMA and Freddie Mac
Loans. Before E-Net Mortgage Corporation, he took over the direction of Hospitality Group Inc., predecessor of E-Net, where as a consultant he researched and developed a viable concept of Family Financial Health Centers.
Positions he has held recently include Branch Manager from April, 1998 to December, 1998 with Standard Financial Services in Irvine-Mission Hills,
California; Vice President, Lender Services from August, 1997 to February,
1998 with Integrated Resources, Inc., Westlake Village, California.; Senior
Loan Officer from July, 1995 to July 1997 with Glendale Federal Bank in
Newport Beach, California; and Mortgage Broker from October, 1989 to July,
1995 with Home Loan Funding, Inc. in Irvine, California.

     Karen Conway has been Secretary/Treasurer and a Director of E-Net
Mortgage Corp. since February 1, 1999. Ms. Conway is an attorney admitted to the California Bar with offices in Irvine, California. Before serving as counsel and Secretary for E-Net Mortgage Corp., she has held positions in the corporate arena, most recently as Compensation and Benefits Administrator for OnLine

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Connecting Point in Irvine, California.  Prior to this, her experience included a position at Platt College, where she developed and taught classes in Torts, Contracts, Corporations, Business Law, Legal Research, Legal
Writing, Wills and Trusts, Family Law, Criminal Law, Law Office Procedure,
Civil Procedure, and Workers Compensation.  Prior to her position at Platt,
Ms. Conway was an Associate with the Law Offices of Joseph R. Scarpello, where she specialized in personal injury litigation. Ms. Conway also worked for the city of Anaheim, where she was responsible for Budgeting, Recruitment, Hiring and Training in the Recreation and Community Services Department.

     Theodore A. Rohrer has been Vice President and a Director of E-Net
Mortgage Corp. since February 1, 1999. Mr. Bohrer's career in financial institutions and information services has spanned 25 years after serving as a Naval aviator, being discharged as a Lieutenant Commander in 1974. Before joining E-Net Mortgage as broker of record, his most recent position involved developing Net Fund, a mortgage company in San Jose. Prior to that he has held a variety of positions as a consultant in the communications industry specializing in transport of compressed long distance voice and data traffic.
Positions of significance in the financial community include banking experience as Vice President and broker of record of San Francisco Bancorp from 1980 to 1983, Director for State Wide Thrift and Loan Association
(F.D.I.C. approved) from 1984 to 1988, and founder and President of Concept
2001 from 1989 to 1997.

Compensation

     For the period since inception, no officer or director of E-Net Mortgage received remuneration. No annual salaries will be paid in the foreseeable future. There are no employment agreements between Mortgage and its executive officers or directors.

     The Company may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this information statement, no such plans have been adopted by the Company.

Related Party Transactions

     As of the date hereof, none of Mortgage's or City's present directors, officers, 5% of greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity engages in business with Mortgage or City.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors.  During the fiscal year ended
April 30, 1998, the Directors held one meeting of the Board of Directors.

              Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended April 30, 1998. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The
Company did not reimburse any director or officer for such expenses during the 1998 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

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
                      Section 16(a) Beneficial Ownership
                             Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the
Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated: March 18, 1999

                                E-NET CORPORATION

                                /s/ Adam Stull

                                Adam Stull, President






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